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               [Wilson Sonsini Goodrich & Rosati, P.C. Letterhead]


                                  March 9, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549

     RE:  SILICON ENERGY CORP.
          REGISTRATION STATEMENT ON FORM S-1
          FILE NO. 333-47552

Dear Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, on behalf of Silicon Energy Corp. ("Silicon Energy" or the "Company"), we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-47552), together with all exhibits thereto, filed on October 6, 2000.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

     Please direct any comments or questions regarding the withdrawal of this filing to either Issac Vaughn by telephone at (650) 320-4653 or the undersigned by telephone at (650) 320-4555.


                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ KELLY AMES MOREHEAD
                                        --------------------------------
                                        Kelly Ames Morehead

cc:   Paul E. Hurlburt
      (NASDAQ National Stock Market, Inc.)
      Jack Jenkins-Stark
      (Silicon Energy Corp.)